NO ACT

PG
1-4-13



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


13000117

January 7, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/7/13

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
RMueller@gibsondunn.com

Re: General Electric Company

Dear Mr. Mueller:

This is in regard to your letter dated January 4, 2013 concerning the shareholder proposal submitted by United Brotherhood of Carpenters Pension Fund for inclusion in GE's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that GE therefore withdraws its December 18, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Erin E. Martin
Attorney-Advisor

cc: Edward J. Durkin
United Brotherhood of Carpenters Pension Fund
edurkin@carpenters.org

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 4, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of the United Brotherhood of Carpenters Pension Fund
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated December 18, 2012, we requested that the staff of the Division of Corporation Finance concur that our client, General Electric Company (the "Company"), could exclude from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareowners a shareowner proposal (the "Proposal") and statements in support thereof submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent").

Enclosed as Exhibit A is a letter from the Proponent, dated January 2, 2013, withdrawing the Proposal. In reliance on this letter, we hereby withdraw the December 18, 2012 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8671, or Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance, at (203) 373-2227 with any questions regarding this matter.

Sincerely,



Ronald O. Mueller

Enclosure

cc: Lori Zyskowski, General Electric Company
Edward J. Durkin, United Brotherhood of Carpenters

101436018.1

GIBSON DUNN

EXHIBIT A


UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

United Brotherhood of Carpenters
and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin
Director, Corporate Affairs Department

Telephone: 202-546-6206 EXT 221

Fax: 202-547-8979

DATE
Wednesday, January 02, 2013

TO
Brackett B. Denniston III
Corporate Secretary
General Electric Company

SUBJECT
Carpenter Pension Fund Shareholder Proposal

FAX NUMBER
203-373-2884

FROM
Ed Durkin

NUMBER OF PAGES (Including This Cover Sheet)
2

RECEIVED
JAN 03 2013
B. B. DENNISTON III

FAX TRANSMISSION ■



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 203-373-2884]

January 2, 2013

Brackett B. Denniston III
Corporate Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Dear Mr. Denniston:

On behalf of the Carpenters Pension Fund ("Fund"), I hereby withdraw the Triennial Say-on-Pay shareholder proposal ("Proposal") submitted by the Fund to General Electric Company on November 8, 2012. The Fund's withdrawal of the Proposal is based on its recognition that there is little interest among Proposal recipients to allow a new say-on-pay frequency vote at this time. We have engaged in constructive and informative dialogue with a majority of the companies that received the Proposal, and those discussions have prompted our withdrawal of the Proposal..

Sincerely,

Edward J. Durkin

cc. Douglas J. McCarron, Fund Chair

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 32016-00092

December 18, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of the United Brotherhood of Carpenters Pension Fund
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareowners (collectively, the "2013 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from the United Brotherhood of Carpenters Pension Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Therefore, Be It Resolved: That the shareholders of General Electric Company ("Company") hereby request that the Board institute an advisory triennial say-on-pay vote that provides shareholders an opportunity to vote at every third annual shareholder meeting on the compensation of the Company's named executive officers. The advisory triennial say-on-pay vote ballot should provide for a vote "for" or "against" the overall compensation plan, as well as an opportunity to register approval or disapproval on the following three key components of the named executive officers' compensation plan: annual incentive compensation; long-term incentive compensation, and post-employment compensation, such as retirement, severance, and change-of-control benefits.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2013 Proxy Materials pursuant to:

- Rule 14a-8(c) because it constitutes multiple proposals; and
- Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

BACKGROUND

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), signed into law on July 21, 2010, created a new Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act"), which requires, among other things, separate shareowner votes on executive compensation. Section 14A(a)(1) of the Exchange Act requires that, at least once every three years, companies include in a proxy, consent or authorization for a shareowner meeting for which the proxy solicitation rules of the Commission require compensation disclosure, a separate non-binding resolution permitting shareowners to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K. Such a vote is referred to as a "say-on-pay" vote. Additionally, pursuant to Section 14A(a)(2) of the Exchange Act, companies are required to submit to shareowners, at least once every six years in a proxy, consent or authorization for a shareowner meeting for which the proxy solicitation rules of the Commission require compensation disclosure, a non-binding resolution to determine whether such a say-on-pay vote will be submitted to shareowners every one, two or three years. This is sometimes referred to as a "frequency proposal."

On January 25, 2011, the Commission adopted rules to implement the provisions of the Dodd-Frank Act relating to shareowner approval of executive compensation. *See* Exchange Act Release No. 34-63768 (Jan. 25, 2011) (the "Adopting Release"). With respect to the say-on-pay vote, the Commission adopted a new Rule 14a-21(a), which requires that companies include a separate resolution subject to a shareowner advisory vote to approve the compensation of the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K (including the Compensation Discussion and Analysis, the compensation tables and other narrative executive compensation disclosures required by Item 402). Rule 14a-21(a) requires companies to hold a say-on-pay vote at least once every third calendar year. With respect to the frequency proposal, the Adopting Release adopted new Rule 14a-21(b), which requires that shareowners vote as to whether the say-on-pay vote should be submitted to shareowners every one, two or three years. Rule 14a-21(b) requires companies to put a frequency proposal to vote at least once every six calendar years.

The Company submitted its first say-on-pay proposal and its first frequency proposal (the "Company's Frequency Proposal") to its shareowners at its 2011 Annual Meeting of Shareowners, and intends to continue to submit such proposals in accordance with the Dodd-Frank Act and applicable rules and regulations of the Commission. At the Company's 2011 Annual Meeting of Shareowners, a majority of votes cast on the Company's Frequency Proposal voted to hold the Company's say-on-pay vote annually.[1] As disclosed in the Company's Form 8-K filed on May 2, 2011, the Company's Board of Directors subsequently announced a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast at the 2011 Annual Meeting of Shareowners, stating "that it will include an advisory shareowner vote on executive compensation in its proxy materials every year until the next required advisory vote on the frequency of shareowner votes on executive compensation."

---

[1] As disclosed in the Company's Form 8-K filed on May 2, 2011, 84.9% of the votes cast on the matter voted to hold the say-on-pay vote annually. To calculate this percentage, the number of votes cast for an annual vote was divided by the total number of votes cast on any of the three frequencies (i.e., one, two or three years), with abstentions having no effect. *See* Adopting Release, at n.151 ("For purposes of this analysis, an abstention would not count as a vote cast.").

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(c) Because It Constitutes Multiple Proposals.

The Company may exclude the Proposal from its 2013 Proxy Materials because the Proponent has combined different shareowner proposals into a single proposal in violation of Rule 14a-8(c). The Company received the Proposal on November 8, 2012. In a letter dated and sent on November 20, 2012 (the "Deficiency Notice"), the Company notified the Proponent that his submission violated Rule 14a-8(c) because the Proposal relates to multiple proposals: the frequency of say-on-pay votes and the content of four separate votes on different aspects of the Company's compensation to named executive officers. The Deficiency Notice stated that the Proponent could correct this procedural deficiency by indicating which proposal the Proponent would like to submit and which proposal the Proponent would like to withdraw. *See* Exhibit B.[2] The Deficiency Notice stated that the Commission's rules require that any response to the letter be postmarked or transmitted electronically no later than fourteen (14) calendar days from the date of receipt of the letter. Tracking information from the U.S. Postal Service confirms that the Proponent received the Deficiency Notice at 11:23 a.m. on November 21, 2012. *See* Exhibit C. The Company has not received any revised Proposal from the Proponent, or any clarification of which portions of the Proposal the Proponent wants to withdraw, in response to the Deficiency Notice.

Rule 14a-8(c) provides that a shareowner may submit only one proposal per shareowner meeting. The Staff consistently has recognized that Rule 14a-8(c) permits the exclusion of proposals combining separate and distinct elements that lack a single, well-defined unifying concept. This standard applies even if the different elements are presented as part of a single proposal and relate to the same general subject matter. For example, in *Parker-Hannifin Corp.* (avail. Sept. 4, 2009), the Staff concurred in the exclusion of a proposal that sought to create a "Triennial Executive Pay Vote" program that consisted of three elements: (i) a triennial executive pay vote to approve the compensation of the company's executive officers; (ii) a triennial executive pay vote ballot that would provide shareowners an opportunity to register their approval or disapproval of three components of the executives'

---

[2] The Company had previously, on November 19, 2012, sent a deficiency notice to the Proponent regarding the Proponent's failure to provide proof of ownership pursuant to Rule 14a-8(b). The Proponent provided the requisite proof of ownership. Although the Proponent's proof of ownership is not the subject of this no-action request, the November 19, 2012 deficiency notice and the Proponent's proof of ownership are attached hereto as Exhibit D for the Staff's information.

compensation; and (iii) a triennial forum that would allow shareowners to comment on and ask questions about the company's executive compensation policies and practices. The Staff concurred in the proposal's exclusion, noting that the third part of the proposed Triennial Executive Pay Vote program was a "separate and distinct matter" from the first and second parts of the proposed program and, therefore, that all of the proposals could be excluded.

In *Textron Inc.* (avail. Mar. 7, 2012) the Staff concurred with exclusion of a proposal relating to inclusion of shareowner nominations for director in the company's proxy materials that also sought to dictate whether the election of directors nominated in such a way should be treated as a change in control. Although the proponent argued that defining a change in control was "central to" the approach to proxy access taken by the proposal, the Staff concurred that the proponent's submission constituted more than one proposal and therefore could be excluded. The Staff noted that the paragraph of the proposal containing the change in control provision "constitutes a separate and distinct matter from the proposal relating to the inclusion of shareholder nominations for director in [the company's] proxy materials." In *PG&E Corp.* (avail. Mar. 11, 2010), the Staff concurred with the exclusion of a proposal asking that, pending completion of certain studies of a specific power plant site, the company: (i) mitigate potential risks encompassed by those studies; (ii) defer any request for or expenditure of public or corporate funds for license renewal at the site; and (iii) not increase production of certain waste at the site beyond the levels then authorized. While the proponent argued that the steps in the proposal would avoid circumvention of state law in the operation of the specific power plant, the Staff specifically noted that "the proposal relating to license renewal involves a separate and distinct matter from the proposals relating to mitigating risks and production level." *See also Duke Energy Corp.* (avail. Feb. 27, 2009) (concurring in the exclusion of a proposal requiring the company's directors to own a requisite amount of the company's stock, to disclose all conflicts of interest and to be compensated only in the form of the company's common stock); *Morgan Stanley* (avail. Feb. 4, 2009) (concurring with the exclusion of a proposal requesting stock ownership guidelines for director candidates, new conflict of interest disclosures and restrictions on director compensation); *General Motors Corp.* (avail. Apr. 9, 2007) (concurring in the exclusion of a proposal seeking shareowner approval for the restructuring of the company through numerous transactions); *Centra Software, Inc.* (avail. Mar. 31, 2003) (concurring in the exclusion of a proposal requesting amendments to the bylaws to require separate meetings of the independent directors and that the chairman of the board not be a company officer or employee).

As with the proposals in the precedent discussed above, the Proposal relates to multiple separate and distinct elements: (1) the frequency of say-on-pay votes, and (2) the substance of such votes. In this regard, the context in which the Proposal must be evaluated is materially different than that existing at the time of the *Parker-Hannifin Corp.* letter cited above. When *Parker-Hannifin Corp.* was decided, the policy issue facing companies was whether and on what terms to conduct advisory votes on executive compensation. Since that time, Congress has mandated that these two issues are to be considered separately, with the frequency of advisory votes being a separate item for shareowner consideration. As noted above, the Dodd-Frank Act addressed shareowner votes on executive compensation by requiring "a separate resolution subject to shareholder vote to approve the compensation of executives" (Exchange Act Section 14A(a)(1)) and "a separate resolution subject to shareholder vote to determine whether [such say-on-pay votes] will occur every 1, 2, or 3 years" (Exchange Act Section 14A(a)(2)). Similarly, the rules adopted by the Commission require "a separate resolution subject to shareholder advisory vote to approve the compensation of [a company's] named executive officers" (17 CFR § 240.14a-21(a)) and "a separate resolution subject to shareholder advisory vote as to whether [such say-on-pay votes] should occur every 1, 2 or 3 years" (17 CFR § 240.14a-21(b)).

The additional issue addressed in the Proposal—whether to frame the vote to approve the compensation of the Company's named executive officers[3] in a way that provides an additional means to register approval of specific elements of compensation—is distinct from and addresses different considerations than the frequency vote. In fact, the first two sentences of the Proposal's supporting statement itself describe the fundamentally different nature of these two requests: "The Dodd-Frank Act established an advisory say-on-pay ('SOP') vote designed to provide shareholders an opportunity to express their support of or opposition to a company's executive compensation plan. The Act also provided for a periodic frequency vote to allow shareholders to register their position on the issue of whether the SOP vote should be presented to shareholders on an annual, biennial or triennial basis." Thus, developments in the law and practice regarding advisory votes on executive compensation that have occurred since the date of the *Parker-Hannifin Corp.* determination demonstrate that the Proposal does not constitute a single proposal under Rule 14a-8(c).[4]

---

[3] The Proposal and its supporting statement refer to the "say-on-pay" vote provided under Section 14A(a) as a vote to approve the Company's executive "compensation plan."

[4] In concurring with the exclusion of the *Parker-Hannifin Corp.* proposal, the Staff stated that the third part of the proposed triennial executive pay vote program at issue there (relating to a triennial shareowners forum) was a "separate and distinct matter from the shareholder votes requested by the first and second parts of the proposed program" (which parts are similar to the requests in the Proposal). The no-action request to the Staff did not address, and therefore the Staff did not consider or resolve, whether the first and second parts of the submission (addressing, as here, the frequency and substance of the advisory vote) constitute separate multiple proposals. Therefore, the Staff's response

[Footnote continued on next page]

The two elements of the Proposal constitute two separate and distinct matters that lack a single, well-defined unifying concept. One part of the Proposal requests that the Company's current practice of holding say-on-pay votes annually be changed to provide for say-on-pay votes on a triennial basis (the "Frequency Request"). In addition, a second sentence in the Proposal requests that the framework of the Company's say-on-pay vote be changed to allow shareowners to vote on "the overall compensation plan, as well as . . . the following three key components of the named executive officers' compensation plan: annual incentive compensation; long-term incentive compensation, and post-employment compensation" (the "Framework Request"). While the supporting statement argues that the "proposed triennial SOP advisory vote with a multi-faceted ballot" offers "a more effective means for shareholders to evaluate and vote on executive compensation plans," this does not change the fact that the Proposal's two prongs are separate and distinct.

The Frequency Request and Framework Request are separate and distinct from each other because they implicate different sets of concerns, and neither request is essential or incidental to the other. As reflected in the terms of Exchange Act Section 14A(a), the timing issue addressed under the Frequency Request involves different considerations from those that are relevant to the Framework Request. The Frequency Request attempts to relieve what the supporting statement describes as "the voting burden" of annual say-on-pay votes and to "allow for plan analysis that tracks the full cycle of the typical long-term performance components" of executive compensation programs. The Framework Request is described by the supporting statement as providing a "more informative SOP vote" that allows shareowners to express their views on different individual components of the Company's executive compensation programs, a goal that could be achieved regardless of the frequency of such votes. As such, the Frequency Request and Framework Request constitute separate proposals.

The Company provided the Deficiency Notice to the Proponent within the time-period specified by Rule 14a-8 for notifying him of the multiple proposals, and the Proponent did not correct the deficiency. Accordingly, the Proposal properly may be excluded from the Company's 2013 Proxy Materials under Rule 14a-8(c).

[Footnote continued from previous page]

in *Parker-Hannifin Corp.* does not preclude the Staff from concurring here that the requests made by the Proposal relate to multiple separate and distinct elements.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareowner proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose." Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission began interpreting the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release. The 1998 amendments to the proxy rules codified this position, further reinforcing that a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018, at n.30 and accompanying text (May 21, 1998).

Recognizing the existence of variations in how companies and shareowners had approached voluntary advisory votes on executive compensation and the fact that Congress had acted definitively on the issue in adopting the Dodd-Frank Act, the Commission proposed and adopted an amendment to Rule 14a-8 under the Exchange Act at the time it implemented Exchange Act Section 14A(a) that addresses the status of shareowner proposals seeking advisory votes on executive compensation. Specifically, the Commission added the following Note in order to bring say-on-pay-proposals into the rule's scope:

> A company may exclude a shareholder proposal that would ... seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) ... (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the

majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.[5]

In the Adopting Release the Commission explained that, when a company provides for say-on-pay votes on the frequency most recently supported by a majority vote, "additional shareholder proposals on frequency generally would unnecessarily burden the company and its shareholders given the company's adherence to the view favored by a majority of shareholder votes regarding the frequency of say-on-pay votes." Adopting Release, text at n.152.

The Proposal calls for a resolution that provides for a shareowner vote at every third annual meeting on the compensation of the Company's named executive officers,[6] including three specific components of their compensation. As specifically addressed in the Note to Rule 14a-8(i)(10), the Proposal thereby both (1) "seek[s] future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K", and (2) "relates to the frequency of say-on-pay votes." The Frequency Request thus duplicates the frequency vote required under Exchange Act Section 14A(a) for purposes of the Note to Rule 14a-8(i)(10). As well, the Proposal's Framework Request calls for a say-on-pay vote with substantially the same scope as the say-on-pay vote required by Rule 14a-21(a).[7] The fact

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[5] This rule is consistent with the position the Staff took in *Procter & Gamble Co.* (avail. July 21, 2009), concurring that a proposal calling for a triennial vote on a multi-faceted ballot proposal to approve the company's executive compensation was substantially duplicative of a previously submitted proposal seeking an annual advisory vote to ratify the compensation of the company's named executive officers as reported in the company's proxy statement.

[6] As discussed above, although the Proposal refers to a vote on the executive "compensation plan," it is clear that it is referring to the compensation as disclosed pursuant to Item 402 of Regulation S-K. The first sentence of the supporting statement describes the Dodd-Frank-mandated say-on-pay vote, which is unquestionably a vote on compensation as disclosed pursuant to Item 402, as a vote on "a company's executive compensation plan."

[7] *See* Adopting Release at part II.B.4.c. ("We also believe that a shareholder proposal that would provide an advisory vote or seek future advisory votes on executive compensation with substantially the same scope as the say-on-pay vote required by Rule 14a-21(a) – the approval of executive compensation as disclosed pursuant to Item 402 of Regulation S-K

[Footnote continued on next page]

that the Framework Request addresses both a traditional say-on-pay vote[8] and "an opportunity to register approval or disapproval" on three specific components of the named executive officers' compensation does not remove the Framework Request from the scope of Rule 14a-8(i)(10). The Staff has consistently found shareowner proposals to have the same principal thrust, and thus to be substantially duplicative, where one proposal subsumed the other.[9] Thus, the Proposal is precisely the type of shareowner proposal that the Commission intended to address when it adopted the Note to Rule 14a-8(i)(10).

As described above, a majority of votes cast on the Company's Frequency Proposal at the 2011 Annual Meeting of Shareowners (which was the most recent frequency proposal submitted to shareowners) voted to hold the Company's say-on-pay vote annually. Consistent with this vote, the Company's Board of Directors announced that it would hold its say-on-pay vote annually. Accordingly, we believe the Proposal may properly be excluded pursuant to Rule 14a-8(i)(10) and the Note to that rule.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

[Footnote continued from previous page]

– should also be subject to exclusion under Rule 14a-8(i)(10) if the issuer adopts a policy on frequency that is consistent with the majority of votes cast.")

[8] This point is reflected by the supporting statement, which indicates that the multi-faceted ballot requested in the Proposal "fits within the SOP Dodd-Frank framework." *See also* note 6, *supra*.

[9] *See, e.g., Bank of America Corp.* (avail. Feb. 24, 2009) (concurring with the exclusion under Rule 14a-8(i)(11) of a proposal requesting a policy requiring senior executives to hold at least 75% of shares acquired through equity compensations programs until two years after their termination or retirement as substantially duplicative of an earlier proposal in which a similar policy was one of the many requests made). In *Merck & Co., Inc.* (avail. Jan. 10, 2006), the Staff considered a proposal requesting the adoption of a policy that a "significant portion of future stock option grants to senior executives" be performance based. It permitted the company to exclude this proposal as substantially duplicative of a proposal requesting that "NO future NEW stock options are awarded to ANYONE."

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Edward J. Durkin, United Brotherhood of Carpenters

GIBSON DUNN

EXHIBIT A


UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

United Brotherhood of Carpenters and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin
Director, Corporate Affairs Department

Telephone: 202-546-6206 EXT 221

Fax: 202-547-8979

■DATE
Thursday, November 08, 2012

■TO
Brackett B. Denniston III
Corporate Secretary
General Electric Company

■SUBJECT
Carpenter Pension Fund Shareholder Proposal

■FAX NUMBER
203-373-2884

■FROM
Ed Durkin

■NUMBER OF PAGES (Including This Cover Sheet)
3

FAX TRANSMISSION ■



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA MAIL AND FACSIMILE 203-373-2884]

November 8, 2012

Brackett B. Denniston III
Corporate Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Dear Mr. Denniston:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the General Electric Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the advisory say-on-pay vote, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 163,280 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 547-8979.

Sincerely,

[Signature]

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Triennial Advisory Say-on-Pay Vote Proposal

Supporting Statement: The Dodd-Frank Act established an advisory say-on-pay ("SOP") vote designed to provide shareholders an opportunity to express their support of or opposition to a company's executive compensation plan. The Act also provided for a periodic frequency vote to allow shareholders to register their position on the issue of whether the SOP vote should be presented to shareholders on an annual, biennial or triennial basis. Following the initial year SOP voting in the 2011 proxy season, most corporations determined to present the SOP vote on an annual basis.

The SOP vote in the 2011 and 2012 proxy seasons has afforded shareholders an opportunity to vote "For" or "Against" generally complex and multi-faceted executive compensation plans. Additionally, institutional investors and proxy voting services retained by large investors have had the task of analyzing and casting SOP votes at thousands of companies. The voting burden will increase, as the universe of SOP vote companies is set to expand under federal regulation. Over the initial two proxy seasons, shareholders have largely ratified companies' executive compensation plans, with approximately 97% of the companies receiving majority vote support and 69% of the plans receiving a 90% or greater favorable vote in the 2012 proxy season.

The Triennial Advisory Say-on-Pay Vote Proposal is presented to afford shareholders and corporations an opportunity to transform the single dimension annual SOP vote into a more effective means for shareholders to evaluate and vote on executive compensation plans. A triennial SOP vote will afford shareholders an opportunity to undertake in-depth plan analysis that examines distinctive plan features in advance of voting, as opposed to one-size-fits-all analysis. The triennial vote framework will allow for plan analysis that tracks the full cycle of the typical long-term performance components of a plan. Further, the suggested multi-faceted vote will provide for a more informative SOP vote, as it will allow shareholders to register a vote on each of the three key components of most executive compensation plans (annual incentive compensation, long-term compensation, and post-employment compensation) while also taking a position on the overall plan.

The proposed triennial SOP advisory vote with a multi-faceted ballot fits within the SOP Dodd-Frank framework and offers an improved opportunity for shareholders and corporations to address problematic aspects of executive compensation.

Therefore, Be It Resolved: That the shareholders of General Electric Company ("Company") hereby request that the Board institute an advisory triennial say-on-pay vote that provides shareholders an opportunity to vote at every third annual shareholder meeting on the compensation of the Company's named executive officers. The advisory triennial say-on-pay vote ballot should provide for a vote "for" or "against" the overall compensation plan, as well as an opportunity to register approval or disapproval on the following three key components of the named executive officers' compensation plan: annual incentive compensation; long-term incentive compensation, and post-employment compensation, such as retirement, severance, and change-of-control benefits.

EXHIBIT B



Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079
lori.zyskowski@ge.com

November 20, 2012

VIA OVERNIGHT DELIVERY
Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, D.C. 20001

Dear Mr. McCarron:

I am writing on behalf of General Electric Company (the "Company"), which received on November 8, 2012 the letter that you submitted on behalf of the United Brotherhood of Carpenters Pension Fund for consideration at the Company's 2013 Annual Meeting of Shareowners (the "Submission"). This letter supplements the November 19, 2012 letter that we sent to you.

The Submission contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Pursuant to Rule 14a-8(c) of the Exchange Act, a shareowner may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that the Submission contains more than one shareowner proposal. Specifically, the Submission relates to multiple proposals: the frequency of say-on-pay votes and the content of four separate votes on different aspects of the Company's compensation to named executive officers. You can correct this procedural deficiency by indicating which proposal you would like to submit and which proposals you would like to withdraw.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Lori Zyskowski

cc: Edward Durkin, United Brotherhood of Carpenters

Enclosure

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
> > (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
> >
> > (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
> >
> > > (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

GIBSON DUNN

EXHIBIT C

GIBSON DUNN

EXHIBIT D



Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079
lori.zyskowski@ge.com

November 19, 2012

VIA OVERNIGHT MAIL
Douglas J. McCarron
United Brotherhood of Carpenters
101 Constitution Avenue, NW
Washington, D.C. 20001

Dear Mr. McCarron:

I am writing on behalf of General Electric Company (the "Company"), which received on November 8, 2012 the shareowner proposal you submitted on behalf of the United Brotherhood of Carpenters Pension Fund (the "Fund) titled "Triennial Advisory Say-on-Pay Vote Proposal" for consideration at the Company's 2013 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that the Fund is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Fund has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Fund must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 8, 2012). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Fund's shares (usually a broker or a bank) verifying that the Fund continuously held the requisite

number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 8, 2012); or

(2) if the Fund has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Fund's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Fund continuously held the requisite number of Company shares for the one-year period.

If the Fund intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Fund's broker or bank is a DTC participant by asking the broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareowners need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Fund's broker or bank is a DTC participant, then the Fund needs to submit a written statement from its broker or bank verifying that the Fund continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 8, 2012).

(2) If the Fund's broker or bank is not a DTC participant, then the Fund needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Fund continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 8, 2012). You should be able to find out the identity of the DTC participant by asking the Fund's broker or bank. If the broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Fund's account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds the Fund's shares is not able to confirm the Fund's holdings but is able to confirm the holdings of the Fund's broker or bank, then the Fund needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 8, 2012), the requisite number of Company shares were continuously held: (i) one from the Fund's broker or

bank confirming the Fund's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that the Fund's response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Lori Zyskowski

cc: Edward J. Durkin, United Brotherhood of Carpenters

Enclosure

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
>> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
>>
>> (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
>>
>>> (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775


AMALGATRUST
A division of Amalgamated Bank of Chicago

[SENT VIA FACSIMILE 203-373-2884]

November 16, 2012

Brackett B. Denniston III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

RE: Shareholder Proposal Record Letter

Dear Mr. Denniston:

Amalgamated Bank of Chicago serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 163,280 shares of General Electric Company ("Company") common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of General Electric Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chair
Edward J. Durkin